PROSPECTUS SUPPLEMENT NO. 26 (To Prospectus dated July 11, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-164935

Bontan Corporation Inc.

46,472,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated July 11, 2011, relating to the resale of up to 46,472,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to the announcement, by way of news release, of a signed Letter of Intent between Bontan Corporation and Portage Pharma Ltd., on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on March 27, 2013.

You should read this prospectus supplement in conjunction with the prospectus dated July 11, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “BNTNF.” The high and low bid prices for our common stock on the OTC Bulletin Board on March 27, 2013 were US$0.14 and US$0.14 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 7 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated March 28, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN SIGNS LETTER OF INTENT

Toronto, Ontario, March 26, 2013 - Bontan Corporation Inc. (‘the Company”) (OTCBB: BNTNF) (“Bontan”) is pleased to announce that it has signed a letter of intent with Portage Pharma Ltd., a private limited company formed under the laws of The British Virgin Islands (“Portage”) to acquire all the issued and outstanding shares of Portage in exchange for approximately 81.7 million shares of Bontan. Approximately 71.4 million shares of Bontan, equal to the total number of warrants and options currently issued and outstanding in Bontan, will be reserved for the shareholders of Portage to be issued as warrants and options on terms to be mutually agreed upon at the time of Closing. Additionally, approximately 9.8 million shares of Bontan will be issued to Culminant Capital in consideration for financial advisory services rendered and to be rendered in connection with the proposed transaction and other transactions contemplated on Closing.

The Closing of the proposed transaction is subject to the completion of due diligence, execution of a definitive agreement and other approvals, expected to be completed by April 15, 2013.

Portage is a biotechnology company engaged in researching and developing products through to proof of concept with an early focus on unmet clinical needs and orphan drugs. Following proof of concept, Portage would look to sell or licence the products to Big Pharma.

Portage currently holds a master licence to the Antennapedia platform for all pathologies (except oncology).The board of directors and key shareholders of Portage are Dr. Gregory Bailey, Mr. Jim Mellon and Dr. Declan Doogan.

Portage has assembled a very experienced team of senior researchers and developers led by Dr. Bruce Littman, President and Chief Executive Officer, and Dr. Frank W. Marcoux, Chief Scientific Officer.

Dr. Doogan is Chairman of Portage and brings more than 30 years of experience in the global pharmaceuticals industry, including more than 20 years with Pfizer Inc., his last position being head of global drug development. Dr. Bruce Littman has extensive experience in the areas of translational research, personalised medicine and early clinical development planning and execution, including over 19 years with Pfizer Inc. at various levels of pharmaceutical drug development positions. Dr. Frank Marcoux has 25 years of experience in pharmaceutical research focusing on high confidence translation of drug discovery programs to early clinical proof of concept. Dr. Marcoux worked in various senior capacities with Pfizer Inc. for eight years and with Parke-Davis Pharmaceutical for seventeen years.

Mr. Kam Shah, Bontan CEO, comments; “We are delighted to report to our shareholders that, after a careful review, we have entered into a LOI to acquire Portage. The acquisition is a potential game-changer for us. It will put us at the forefront of biotech research and development. We are very much looking forward to completing our due diligence and closing this transaction and moving to the next phase of our plan.”

Dr. Declan Doogan, the Chairman of Portage, states; “Portage represents a significant opportunity to bring exciting new medicines to the market. Using the strong scientific, medical and drug development expertise in the company we believe we can identify and develop novel approaches utilizing the latest in scientific theory. Under Bruce Littman we have an acknowledged leader in early drug development (Translational Medicine) and with the rest of the team we can exploit the exciting breakthroughs in biological and genetic sciences. Our first projects are already underway and could significantly add to the treatment of neurological and inflammatory disease. Bontan provides access to public markets and allows us to proceed expeditiously with our development of the Antennapedia platform while sourcing additional products.”

About Bontan Corporation Inc:

Bontan Corporation Inc. recently concluded a settlement on its indirect oil and gas interest in Israel and now seeks business opportunities in biotechnology sector.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806 and for investor relations contact John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Bontan's current views and assumptions about future events and financial performance. Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2013

BONTAN CORPORATION INC.
By: /s/ Kam Shah
Kam Shah
Chief Executive Officer